UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 7, 2019 titled “GeoPark Reports Second Quarter 2019 Results”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2019 RESULTS

OPERATIONAL SUCCESS PLUS CAPITAL INVESTMENT EFFICIENCY

DELIVERS RECORD FINANCIAL PERFORMANCE

ADDED NEW HIGH VALUE ACREAGE AND BLOCKS TO STRONGEST REGIONAL ASSET PLATFORM

Bogota, Colombia – August 7, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador reports its consolidated financial results for the three-month period ended June 30, 2019 (“Second Quarter” or “2Q2019”). A conference call to discuss 2Q2019 financial results will be held on August 8, 2019 at 10:00 am Eastern Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the period ended June 30, 2019 and 2018, available on the Company’s website.

SECOND QUARTER 2019 HIGHLIGHTS

More Oil and Gas

•	Consolidated oil and gas production up 9% to 39,201 boepd

•	Oil production increased by 13% to 34,261 bopd

•	Colombian oil production increased by 13% to 32,021 bopd

•	Flowline in place and operational, connecting the Colombian Llanos 34 block (GeoPark operated, 45% WI) to regional pipeline system

Better Bottom Line

•	Revenue increased by 6% to $169.5 million

•	Lower transportation costs in Colombia improved Adjusted EBITDA[1] by $2 per bbl

•	Consolidated operating costs reduced by 5% to $8.1 per boe and Colombian operating costs reduced by 5% to $5.4 per boe

•	Adjusted EBITDA increased by 18% to $98.7 million, or $29.4 per boe, despite 9% lower Brent oil prices

•	Net Profit increased by 5.7x to $31.5 million compared to $5.5 million

Industry-Leading Capital Investment Efficiency

•	Every $1 invested in Capital Expenditures yielded $3.4 in Adjusted EBITDA

•	1H2019 Adjusted EBITDA of $191.0 million more than covered the full-year 2019 work program of $130-145 million

•	Return on capital employed of 43%[2] in the last twelve months

•	Net debt to Adjusted EBITDA ratio of 1.0x

Bigger, Deeper and Longer Project Inventory

•	Colombia: Acquired three high-potential, low-risk, low-cost exploration blocks in the Llanos basin in partnership with Ecopetrol/Hocol, adjacent to prime acreage, adding 86-155 million barrels[3] of gross unrisked exploration resources

1 See the “Adoption of IFRS 16” section included in this press release.

2 Return on capital employed defined as operating profit divided by total assets minus current liabilities.

3 Independently audited by Gaffney, Cline and Associates.

•	Ecuador: Signed final contracts for the Espejo (GeoPark operated, 50% WI) and Perico (GeoPark non-operated, 50% WI) blocks in the Oriente basin

Performance Plus Value Back to Shareholders

•	Invested $53 million in the share buyback program initiated in December 2018, buying 3,300,000 shares (or 5% of outstanding shares) while executing self-funded growth work programs

James F. Park, Chief Executive Officer of GeoPark, said: “Thanks to the GeoPark team for continuing to execute and deliver. Our quarterly metrics continue to improve - adding to an impressive first half of the year that puts us on target for another full year of growth and to extend our unique 16-year performance track record of finding and producing oil and gas. Our underlying economics also set us apart. We are self-funded from our own cash flow generation, our low operating costs allow us to weather any oil price volatility, and the low capital investment required to maintain and grow our production beats most of our Latin American and North American peers. Our excess cash flow also enables us to provide more value directly to our shareholders by investing in and buying back our own shares. Importantly, we continue to build out our rich project inventory with strategic high-value, low-cost acquisitions in targeted core hydrocarbon basins, giving us plenty of running room in the short, medium and long-term. In recognition of our capabilities, we were honored to be chosen by the Colombian state oil company as its operating partner in Colombia’s principal basin in our successful joint bid round participation.”

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2019	1Q2019	2Q2018	1H2019	1H2018
Oil production[a] (bopd)	34,261	34,358	30,249	34,309	28,805
Gas production (mcfpd)	29,642	31,194	33,726	30,413	31,428
Average net production (boepd)	39,201	39,557	35,870	39,378	34,043
Brent oil price ($ per bbl)	68.4	63.7	74.9	66.2	71.1
Combined realized price ($ per boe)	50.5	44.6	51.7	47.5	48.4
⁻ Oil ($ per bbl)	56.0	48.7	57.2	52.3	53.1
⁻ Gas ($ per mcf)	4.5	5.0	5.1	4.7	5.3
Sale of crude oil ($ million)	158.8	137.6	145.7	296.4	256.7
Sale of gas ($ million)	10.7	12.5	13.7	23.3	26.5
Revenue ($ million)	169.5	150.1	159.3	319.6	283.2
Commodity risk management contracts ($ million)	0.8	-21.3	-11.4	-20.5	-15.2
Production & operating costs[b] ($ million)	-46.0	-38.9	-44.8	-84.9	-78.8
G&G, G&A and Selling expenses ($ million)	-22.9	-19.6	-17.5	-42.5	-32.7
Adjusted EBITDA ($ million)	98.7	92.3	83.3	191.0	146.6
Adjusted EBITDA ($ per boe)	29.4	27.4	27.0	28.4	25.0
Operating Netback ($ per boe)	35.2	32.3	32.5	33.4	30.6
Net Profit ($ million)	31.5	19.7	5.5	51.2	30.4
Capital expenditures ($ million)	28.8	37.3	36.3	66.1	57.7
Argentina acquisition ($ million)	-	-	-3.2[c]	-	48.8
Cash and cash equivalents ($ million)	68.9	146.6	105.2	68.9	105.2
Short-term financial debt ($ million)	18.0	11.4	7.6	18.0	7.6
Long-term financial debt ($ million)	424.6	429.2	418.9	424.6	418.9
Net debt ($ million)	373.7	294.0	321.3	373.7	321.3
a)	Includes government royalties paid in kind in Colombia for approximately 1,196, 1,295 and 898 bopd in 2Q2019, 1Q2019 and 2Q2018 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b)	Production and operating costs include operating costs, royalties paid in cash and share based payments.

c)	Price adjustment that corresponds to net cash flows generated by the assets acquired since the execution of the asset purchase agreement, on December 18, 2017, until the date of closing, on March 27, 2018.

Production: Oil and gas production grew by 9% to 39,201 boepd in 2Q2019 due to increased production in Colombia and Chile, partially offset by lower production in Brazil and Argentina. Oil represented 87% of total reported production compared to 84% in 2Q2018.

In June 2019, GeoPark completed the divestiture of the La Cuerva and Yamu blocks, allowing the Company to reallocate resources to its core Llanos 34 block and to the recently awarded exploration acreage in the Llanos basin. The La Cuerva and Yamu blocks produced approximately 640 boepd during 2Q2019 that were included as part of GeoPark’s consolidated oil and gas production.

For further details, please refer to the 2Q2019 Operational Update published on July 15, 2019.

Reference and Realized Oil Prices: Brent oil prices averaged $68.4 per bbl in 2Q2019, 9% less than in 2Q2018. The realized oil price, in contrast, was $55.6 per bbl, just 1% lower than in 2Q2018. This improvement reflected both a lower Vasconia discount, but more importantly, significant improvements in commercial and transportation discounts beginning in January 2019. Please also refer to selling expenses section below.

The tables below provide a breakdown of Brent oil and net realized oil prices in Colombia, Chile and Argentina in 2Q2019 and 2Q2018:

2Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	68.4	68.4	68.4
Vasconia differential	(1.8)	-	-
Commercial and transportation discounts	(11.0)	(8.3)	-
Other	-	-	(7.9)
Realized oil price	55.6	60.1	60.5
Weight on oil sales mix	94%	1%	5%

2Q2018 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price	74.9	74.9	74.9
Vasconia differential	(4.1)	-	-
Commercial and transportation discounts	(14.5)	(9.9)
Other	-	-	(8.2)
Realized oil price	56.3	65.0	66.7
Weight on oil sales mix	91%	3%	6%

Revenue: Consolidated revenues increased by 6% to $169.5 million in 2Q2019 versus $159.3 million in 2Q2018. Higher deliveries and lower discounts led to increased revenues.

Sales of crude oil: Consolidated oil revenues increased by 9% to $158.8 million in 2Q2019, driven by a 12% increase in oil deliveries, partially offset by lower realized oil prices. Oil revenues were 94% of total revenues compared to 91% in 2Q2018.

•	Colombia: In 2Q2019, oil revenues increased by 14% to $147.2 million following higher oil deliveries and lower realized oil prices. Oil deliveries increased by 16% to 30,381 bopd. Realized prices decreased by less than 1% to $55.6 despite 9% lower Brent oil prices, resulting from a lower Vasconia differential and improved commercial and transportation discounts. Colombian earn-out payments increased to $6.5 million in 2Q2019, compared to $5.2 million in 2Q2018, in line with higher oil revenues.

•	Chile: In 2Q2019, oil revenues decreased by 49% to $2.5 million, due to lower volumes sold and lower realized oil prices. Oil deliveries decreased by 45% to 454 bopd due to the natural decline of the fields whereas realized oil prices decreased by 7% to $60.1 per bbl, in line with lower Brent prices.

•	Argentina: In 2Q2019, oil revenues decreased by 20% to $8.8 million, due to lower volumes sold and lower realized oil prices. Oil deliveries decreased by 12% to 1,605 bopd due to the natural decline of the fields whereas realized oil prices declined by 9% to $60.5 per bbl, in line with lower Brent prices.

Sales of gas: Consolidated gas revenues decreased by 21% to $10.7 million in 2Q2019 compared to $13.7 million in 2Q2018. Gas revenues declined due to a 12% decrease in gas prices and 11% lower gas deliveries.

•	Chile: In 2Q2019, gas revenues increased by 17% to $5.2 million reflecting higher gas deliveries, partially offset by lower gas prices. The Jauke gas field contributed to increased gas deliveries of 39% to 12,747 mcfpd (2,124 boepd). Gas prices were 16% lower, or $4.4 per mcf ($26.6 per boe) in 2Q2019 due to lower methanol prices.

•	Brazil: In 2Q2019, gas revenues decreased by 44% to $4.0 million, due to both lower deliveries and gas prices. Planned maintenance works in the Manati field (GeoPark non-operated, 10% WI) and higher hydroelectric power availability reduced gas deliveries by 42% to 9,125 mcfpd (1,521 boepd). Gas prices decreased by 3% to $4.8 per mcf ($28.5 per boe), due to the impact of the local currency devaluation of 8%, which was partially offset by the annual price inflation adjustment of approximately 6%, effective January 2019.

•	Argentina: In 2Q2019, gas revenues decreased by 38% to $1.1 million from $1.8 million, resulting from both lower deliveries and gas prices. Deliveries decreased by 5% to 3,673 mcfpd (612 boepd) while gas prices fell by 35% to $3.4 per mcf ($20.4 per boe) due to lower gas prices in the local market.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts contributed a $0.8 million gain in 2Q2019 compared to an $11.4 million loss in 2Q2018. Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized gain of $0.7 million in 2Q2019 compared to a $13.3 million loss in 2Q2018 reflected Brent oil prices and commodity risk management contracts effective during the respective periods.

The unrealized gains were $0.1 million in 2Q2019 and $2.0 million in 2Q2018. Unrealized gains during 2Q2019 resulted from a slight shift in the forward Brent oil price curve compared to March 2019.

The Company uses risk management contracts to minimize the impact of oil price fluctuations on its work program. (Refer to the “Commodity Risk Oil Management Contracts” section below for details of the contracts in place.)

Production and Operating Costs4: Consolidated operating costs per boe decreased by 5% to $8.1 per boe from $8.5 per boe. Overall, consolidated production and operating costs increased by 3% to $46.0 million in 2Q2019 compared to $44.8 million in 2Q2018,as a result of a 9% increase in deliveries, but benefited from lower operating costs per boe.

The table below provides a breakdown of production and operating costs in 2Q2019 and 2Q2018:

(In millions of $)	2Q2019	2Q2018
Operating costs	26.5	26.1
Royalties	19.5	18.5
Shared based payments	0.0	0.2
Production and operating costs	46.0	44.8

Consolidated operating costs increased by 1% or $0.4 million to $26.5 million in 2Q2019 compared to $26.1 million in 2Q2018, despite a 9% increase in deliveries. Consolidated operating costs per boe decreased by 5% to $8.1 in 2Q2019 compared to $8.5 in 2Q2018.

4 See the “Adoption of IFRS 16” section included in this press release.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe decreased by 5% to $5.4 in 2Q2019 compared to $5.7 in 2Q2018 mainly due to the impact of fixed costs over 16% higher deliveries. Total operating costs increased by 8% to $14.7 million.

•	Chile: Operating costs per boe decreased by 12% to $20.0 in 2Q2019 compared to $22.7 in 2Q2018, mainly due to the impact of fixed costs over 9% higher deliveries and lower well intervention activities. Total operating costs decreased by 4% to $4.7 million in 2Q2019 from $4.9 million in 2Q2018.

•	Brazil: Operating costs per boe decreased by 18% to $5.3 in 2Q2019 compared to $6.5 in 2Q2018, mainly due to the adoption of IFRS 16 for approximately $0.5 million (or $3.7 per boe). IFRS 16 changes the treatment and valuation of operating leases, that are now recorded in depreciation charges, which were originally treated as operating costs. Total operating costs decreased by 53% to $0.7 million in 2Q2019 from $1.6 million in 2Q2018.

•	Argentina: Operating costs per boe increased to $31.2 in 2Q2019 compared to $26.9 in 2Q2018, mainly due to the impact of fixed costs over 10% lower deliveries. Total operating costs increased by 4% to $6.3 million in 2Q2019 from $6.0 million in 2Q2018.

Consolidated royalties increased by $1.0 million to $19.5 million in 2Q2019 compared to $18.5 million in 2Q2018, due to higher revenues recorded in 2Q2019. Consolidated royalties were 12% of revenue in 2Q2019 and 2Q2018.

Selling Expenses: Consolidated selling expenses increased by $4.1 million to $5.3 million in 2Q2019 (of which $4.9 million, or $1.8 per bbl, correspond to Colombia), compared to $1.2 million in 2Q2018.

The $1.7 per bbl increase in selling expenses in Colombia (reflecting the difference between $1.8 per bbl in 2Q2019 vs $0.1 per bbl in 2Q2018) reflects the difference in accounting for different points of sale. Sales at the wellhead are deducted from revenues whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commercial and transportation discounts in Colombia improved by $3.5 per bbl during 2Q2019, positively impacting realized oil prices. This was partially offset by $1.7 per bbl of higher selling expenses, thus improving net margins by approximately $2 per bbl.

Administrative Expenses5: Consolidated G&A costs per boe remained slightly flat at $4.0 in 2Q2019 and 2Q2018. Total consolidated G&A increased by 7% to $13.3 million in 2Q2019 compared to $12.5 million in 2Q2018 due to higher costs related to new business efforts for the recently awarded blocks in Colombia and Ecuador.

Geological & Geophysical Expenses6: Consolidated G&G costs per boe remained flat at $1.3 in 2Q2019 and 2Q2018. Total consolidated G&G expenses increased by 11% to $4.3 million in 2Q2019 compared to $3.9 million in 2Q2018 due to an increased scale of operations and continuing investments to expand GeoPark’s technical capabilities.

5 See the “Adoption of IFRS 16” section included in this press release.

6 See the “Adoption of IFRS 16” section included in this press release.

Adjusted EBITDA: Consolidated Adjusted EBITDA7 increased by 18% to $98.7 million. The Adjusted EBITDA was $29.4 per boe in 2Q2019, compared to $83.3 million, or $27.0 per boe, in 2Q2018.

By country, 2Q2019 Adjusted EBITDA was:

•	Colombia: Adjusted EBITDA of $100.1 million

•	Chile: Adjusted EBITDA of $1.6 million

•	Brazil: Adjusted EBITDA of $2.0 million

•	Argentina: Adjusted EBITDA of $1.9 million

•	Corporate and Peru: Adjusted EBITDA of negative $6.9 million

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 2Q2019 and 2Q2018, on a per country and per boe basis:

Adjusted EBITDA/boe[c]	Colombia		Chile		Brazil		Argentina		Total
	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18
Production (boepd)	32,191	27,940	2,953	2,559	1,693	2,904	2,365	2,467	39,201	35,870
Stock variation /RIK[a]	(1,663)	(1,553)	(375)	(199)	(142)	(229)	(148)	3	(2,327)	(1,977)
Sales volume (boepd)	30,528	26,387	2,578	2,360	1,551	2,675	2,217	2,470	36,874	33,893
% Oil	99.5%	99.6%	18%	35%	1%	2%	72%	74%	88%	86%
($ per boe)
Realized oil price	55.6	56.3	60.1	65.0	83.0	79.9	60.5	66.7	56.0	57.2
Realized gas price[b]	36.7	40.3	26.6	31.6	28.5	29.3	20.4	31.5	26.8	30.5
Earn-out	(2.4)	(2.2)	-	-	-	-	-	-	(1.9)	(2.0)
Combined Price	53.2	54.0	32.5	43.3	29.6	30.1	49.4	57.5	50.5	51.7
Realized commodity risk management contracts	0.2	(5.6)	-	-	-	-	-	-	0.2	(4.3)
Operating costs	(5.4)	(5.7)	(20.0)	(22.7)	(8.9)	(6.5)	(31.7)	(26.9)	(8.1)	(8.5)
Royalties in cash	(6.3)	(6.6)	(1.2)	(1.8)	(2.4)	(2.9)	(7.0)	(6.8)	(5.8)	(6.0)
Selling & other expenses	(1.8)	(0.1)	(0.4)	(0.7)	-	-	(1.5)	(4.0)	(1.6)	(0.4)
Operating Netback/boe	40.0	36.2	11.0	18.1	18.4	20.7	9.2	19.9	35.2	32.5
G&A, G&G & other									(5.8)	(5.5)
Adjusted EBITDA/boe									29.4	27.0

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 1,196 and 898 bopd in 2Q2019 and 2Q2018 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

c) Adjusted EBITDA is calculated as if IFRS 16 has not been adopted, so the figures included in the table above for 2Q2019 figures are comparable to those of prior periods. See the “Adoption of IFRS 16” and “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax” sections included in this press release.

Depreciation8: Consolidated depreciation charges increased slightly by 2% to $24.8 million in 2Q2019, compared to $24.3 million in 2Q2018. The 9% increase in volumes delivered explained the change in addition to the adoption of IFRS 16, partially offset by lower depreciation costs per boe.

Write-off of Unsuccessful Exploration Efforts: The consolidated write-off of unsuccessful exploration efforts was $0.6 million in 2Q2019 compared to $9.2 million in 2Q2018. Comparative figures are related to non-commercial oil accumulations found in Yaguasito exploration prospect in the Tiple block in Colombia.

Other Income (Expenses): Other operating income gained $0.7 million in 2Q2019, compared to a loss of $0.1 million in 2Q2018.

7 See the “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax” section included in this press release.

8 See the “Adoption of IFRS 16” section included in this press release.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased slightly to $9.1 million in 2Q2019, compared to $8.7 million in 2Q2018.

Foreign Exchange: Net foreign exchange charges were $2.4 million in 2Q2019 compared to $13.3 million in 2Q2018. The comparative period was affected by the devaluation of the Brazilian real and its impact on US dollar-denominated intercompany debt, then cancelled in 4Q2018.

Income Tax: Income tax expenses were $33.6 million in 2Q2019 compared to $24.4 million in 2Q2018, in line with higher taxable income in 2Q2019.

Profit: Profit of $31.5 million in 2Q2019 was 5.7x or $26.0 million higher than the $5.5 million recorded in 2Q2018, and reflected higher operating profits, adjusted by higher income taxes.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $68.9 million as of June 30, 2019 compared to $127.7 million as of December 31, 2018. Cash generated from operating activities equaled $93.1 million and was partially offset by cash used in investing activities of $66.1 million and in financing activities of $85.8 million.

Cash generated from operating activities was $93.1 million after income tax payments of $88.6 million. The tax payment included $58.1 million related to tax gains of fiscal year 2018 and the remaining $30.5 million are tax prepayments which will be deducted against tax gains of fiscal year 2019 (to be paid in 2020). The Company does not expect to pay additional cash income taxes during 2H2019. As a reminder, the Company pays its income tax obligations in the first and second quarters of each year in Colombia.

Cash used in financing activities of $85.8 million included $48.4 million from the buyback program, interest payments of $14.6 million on the $425 million Notes (“2024 Notes”), $15.0 million related to the acquisition of the LGI’s non-controlling interest in Colombia and Chile and $4.9 million related to principal payments on short-term borrowings.

Financial Debt: Total financial debt, net of issuance cost, was $442.6 million, including the 2024 Notes and other bank loans totaling $15.2 million. Short-term financial debt was $18.0 million as of June 30, 2019.

For further details, please refer to Note 12 of GeoPark’s consolidated financial statements as of June 30, 2019, available on the Company’s website.

FINANCIAL RATIOSa

($ million)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA[a]	LTM Interest Coverage[a]
2Q2018	426.6	105.2	321.3	1.3x	8.5x
3Q2018	434.9	152.7	282.2	0.9x	10.5x
4Q2018	447.0	127.7	319.3	1.0x	11.4x
1Q2019	440.6	146.6	294.0	0.8x	12.2x
2Q2019	442.6	68.9	373.7	1.0x	12.9x

a)	Based on trailing last twelve-month financial results.

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.5 times and the Adjusted EBITDA to interest ratio higher than two times until September 2019. The Company is well within both covenants.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

The Company has the following commodity risk management contracts (reference ICE Brent) in place as of the date of this release:

Period	Type	Volume (bopd)		Contract Terms ($ per bbl)
			Purchased Put	Sold Put	Sold Call
3Q2019	Zero cost 3-way Zero cost	8,000 5,000	55.0 65.0	45.0 -	79.0-81.5 92.3-92.5
4Q2019	Zero cost 3-way	8,000	55.0	45.0	79.0-81.5
1Q2020	Zero cost 3-way	8,000	55.0	45.0	79.0-81.5

For further details, please refer to Note 4 of GeoPark’s consolidated financial statements for the period ended June 30, 2019, available on the Company’s website.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia	2Q2019	2Q2018
Sale of crude oil ($ million)	147.2	129.4
Sale of gas ($ million)	0.5	0.4
Revenue ($ million)	147.7	129.8
Production and operating costs[a] ($ million)	-32.3	-29.6
Adjusted EBITDA ($ million)	100.1	79.6
Capital expenditures[b] ($ million)	18.0	28.0

Chile	2Q2019	2Q2018
Sale of crude oil ($ million)	2.5	4.9
Sale of gas ($ million)	5.2	4.4
Revenue ($ million)	7.6	9.3
Production and operating costs[a] ($ million)	-4.9	-5.3
Adjusted EBITDA ($ million)	1.6	2.0
Capital expenditures[b] ($ million)	1.8	1.1

Brazil	2Q2019	2Q2018
Sale of crude oil ($ million)	0.2	0.3
Sale of gas ($ million)	4.0	7.0
Revenue ($ million)	4.2	7.3
Production and operating costs[a] ($ million)	-1.1	-2.3
Adjusted EBITDA ($ million)	2.0	4.0
Capital expenditures[b] ($ million)	1.5	0.2

Argentina	2Q2019	2Q2018
Sale of crude oil ($ million)	8.8	11.1
Sale of gas ($ million)	1.1	1.8
Revenue ($ million)	10.0	12.9
Production and operating costs[a] ($ million)	-7.7	-7.6
Adjusted EBITDA ($ million)	1.9	2.6
Capital expenditures[b] ($ million)	3.2	3.9

a)	Production and operating costs = Operating costs + Royalties + Share based payments.

b)	Capital expenditures in Peru explain the difference with the reported figure in the Key performance indicators table.

CONSOLIDATED STATEMENT OF INCOME

(UNAUDITED)

(In millions of $)	2Q2019	2Q2018	2H2019	2H2018
REVENUE
Sale of crude oil	158.8	145.7	296.4	256.7
Sale of gas	10.7	13.7	23.2	26.5
TOTAL REVENUE	169.5	159.3	319.6	283.2
Commodity risk management contracts	0.8	-11.4	-20.5	-15.2
Production and operating costs	-46.0	-44.8	-84.9	-78.8
Geological and geophysical expenses (G&G)	-4.3	-3.9	-8.6	-6.1
Administrative expenses (G&A)	-13.3	-12.5	-25.1	-25.1
Selling expenses	-5.3	-1.2	-8.9	-1.5
Depreciation	-24.8	-24.3	-50.3	-44.0
Write-off of unsuccessful exploration efforts	-0.6	-9.2	-0.9	-11.0
Other operating	0.7	-0.1	2.0	0.7
OPERATING PROFIT	76.6	52.0	122.6	102.0

Financial costs, net	-9.1	-8.7	-17.9	-17.2
Foreign exchange gain (loss)	-2.4	-13.3	-1.4	-15.0
PROFIT BEFORE INCOME TAX	65.1	30.0	103.3	69.8

Income tax	-33.6	-24.4	-52.1	-39.4
PROFIT FOR THE PERIOD	31.5	5.5	51.2	30.4
Non-controlling minority interest	-	6.2	-	12.6
ATTRIBUTABLE TO OWNERS OF GEOPARK	31.5	-0.7	51.2	17.7

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	Jun ‘19	Dec ‘18

Non-Current Assets
Property, plant and equipment	578.4	557.2
Other non-current assets	61.4	45.8
Total Non-Current Assets	639.8	603.0

Current Assets
Inventories	10.8	9.3
Trade receivables	29.2	16.2
Other current assets	66.3	106.5
Cash at bank and in hand	68.9	127.7
Total Current Assets	175.2	259.7

Total Assets	815.1	862.7

Equity
Equity attributable to owners of GeoPark	147.2	143.1
Total Equity	147.2	143.1

Non-Current Liabilities
Borrowings	424.6	429.0
Other non-current liabilities	66.1	72.2
Total Non-Current Liabilities	490.7	501.2

Current Liabilities
Borrowings	18.0	18.0
Other current liabilities	159.2	200.4
Total Current Liabilities	177.2	218.4

Total Liabilities
	667.8	719.6
Total Liabilities and Equity	815.1	862.7

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(UNAUDITED)

(In millions of $)	2Q2019	2Q2018	1H2019	1H2018

Cash flow from operating activities	11.8	22.3	93.1	98.6
Cash flow used in investing activities	-28.8	-33.1	-66.1	-106.5
Cash flow used in financing activities	-60.5	-4.7	-85.8	-21.9

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

(UNAUDITED)

1H2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	189.1	4.5	4.8	4.6	-11.9	191.0
Depreciation	-22.9	-16.4	-3.2	-7.4	-0.4	-50.3
Unrealized commodity risk management contracts	-22.9	-	-	-	-	-22.9
Write-off of unsuccessful exploration efforts	-0.2	-	-	-0.7	-	-0.9
Share based payment	-0.4	-0.04	-0.05	-0.05	-0.5	-1.1
IFRS 16	0.9	0.1	1.1	0.5	0.3	2.8
Others	1.7	-0.2	0.5	0.5	1.5	4.0
OPERATING PROFIT (LOSS)	145.2	-12.1	3.1	-2.6	-11.1	122.6
Financial costs, net						-17.9
Foreign exchange charges, net						-1.4
PROFIT BEFORE INCOME TAX						103.2

1H2018 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	141.4	3.7	9.0	1.4	-8.9	146.6
Depreciation	-22.5	-13.1	-5.4	-3.0	-0.1	-44.0
Unrealized commodity risk management contracts	8.7	-	-	-	-	8.7
Write-off of unsuccessful exploration efforts	-8.5	-0.4	-1.9	-0.3	-	-11.0
Share based payments	-0.2	-0.2	-0.03	-0.2	-1.2	-1.8
Other	2.0	0.3	-0.2	1.0	0.5	3.6
OPERATING PROFIT (LOSS)	120.9	-9.7	1.5	-1.0	-9.7	102.0
Financial costs, net						-17.2
Foreign exchange charges, net						-15.0
PROFIT BEFORE INCOME TAX						69.8

(a) Includes Peru and Corporate.

RETURN ON CAPITAL EMPLOYED CALCULATION

(UNAUDITED)

(In millions of $)	1H2019

Last 12 months operating profit	277.1
Total assets less current liabilities - June 30, 2019	637.9
Return on Capital Employed	43%

ADOPTION OF IFRS 16

(UNAUDITED)

GeoPark adopted IFRS 16 accounting rules in January 2019, but did not restate comparative figures for 2018, as permitted by the accounting standard. IFRS 16 requires the recognition of certain charges related to operating leases as depreciation charges, that in comparative periods were recorded in production and operating costs, administrative and geophysical expenses. Please refer to Note 1 of the Company’s consolidated financial statements for further details.

Adjusted EBITDA is calculated as if IFRS 16 have not been adopted, making the figures included in the table on page 6, “Adjusted EBITDA per boe” comparable to those of prior periods.

The following adjustments have been made to production and operating costs, administrative and geological and geophysical expenses to calculate Adjusted EBITDA:

(In millions of $)	2Q2019	1H2019
Gain (Loss)
Production and operating costs	-0.8	-1.2
Administrative expenses	-0.6	-1.4
Geological and geophysical expenses	-0.1	-0.2

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on August 8, 2019 at 10:00 am (Eastern Time) to discuss these 2Q2019 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 4273485

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

Miguel Bello – Market Access Director	mbello@geo-park.com
Santiago, Chile
T: +562 2242 9600

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co	kmarkovich@sardverb.com
New York, USA
T: +1 (212) 687-8080

GeoPark can be visited online at www.geo-park.com.

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
D&M	DeGolyer and MacNaughton
Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, Operating Netback, reserve life index, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2019 or future production growth and operating and financial performance, Operating Netback per boe and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production for 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because it allows the Company to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company’s computation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Free cash flow: Free cash flow is a non-GAAP measure and does not have a standardized meaning under GAAP. Free cash flow is defined as cash provided by operating activities less cash used in investing activities excluding Argentina acquisition and cash advances from disposal of long-term assets.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating Netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current Borrowings less Cash and Cash equivalents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: August 8, 2019